Exhibit 99.1

TD SECURITIES PROVIDES INFORMATION
ON INCORRECTLY PRICED FINANCIAL INSTRUMENTS

Toronto - July 4 - TD Securities has regrettably identified incorrectly priced financial instruments in its London, UK office.  The Company’s examination has determined that the expected one-time impact will be approximately $96 million pre-tax.  This situation is associated with the activities of an individual who is no longer with the company.

“We are very disappointed that this has occurred” said Ed Clark, President and CEO, TD Bank Financial Group.  "Our company has a strong risk culture and we deeply regret this incident.  We take this very seriously and will make every effort to ensure that this doesn’t happen again”.

The company has advised the appropriate regulatory authorities and is cooperating with them fully.

About TD Securities

TD Securities is a trademark of The Toronto-Dominion Bank representing TD Securities Inc., TD Securities (USA) LLC, TD Securities Limited and certain corporate and investment banking activities of The Toronto-Dominion Bank. TD Securities provides a wide range of capital market products and services to corporate, government and institutional clients who choose us for our knowledge, innovation and experience in the following key areas of finance: Investment and Corporate Banking, Capital Markets, Interest Rate, Currency and Derivative Products. TD Securities works with clients around the world and our services include the underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs. To learn more about TD Securities, visit www.tdsecurities.com.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial     Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$503.6 billion in assets as of April 30, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

Contact

For Media:  Simone Philogène, Corporate Communications, 416-982-4285 or simone.philogene@td.com

For Investors:  Kelly Milroy, Investor Relations, 416-944-5422 or kelly.milroy@td.com